LETTERHEAD OF PAINE, HAMBLEN, COFFIN, BROOKE & MILLER




                                                  August 7, 1996


Wismer-Martin, Inc.
12828 N. Newport Highway
Mead, Washington 99021


     RE: Certain Federal Income Tax Consequences as a Result of the Merger of Northwest Acquisition Corp., a wholly-owned subsidiary of Physician Computer Network, Inc., into
          Wismer-Martin, Inc.

Ladies and Gentlemen:

     We have acted as counsel to Wismer-Martin, Inc., a Washington corporation ("Wismer-Martin"), in connection with the proposed merger (the "Merger") of Northwest Acquisition Corp., a Washington corporation ("Merger Sub"), with and into Wismer-Martin pursuant to the terms of the Agreement and Plan of Merger dated June 20, 1996 (the "Merger Agreement") among Wismer-Martin, Merger Sub and Physician Computer Network, Inc., a New Jersey corporation ("PCN"). We understand that Merger Sub is a wholly-owned subsidiary of PCN which has been recently organized for the sole purpose of effecting the Merger. Capitalized terms used herein but not otherwise defined herein shall have the meanings assigned to such terms in the Merger Agreement.

     Pursuant to the terms of the Merger Agreement, Merger Sub will be merged under the Washington Business Corporation Act ("WBCA") with and into Wismer-Martin, with Wismer-Martin being the surviving corporation, and each share of Common Stock of Wismer-Martin ("Wismer-Martin Common Stock"), $.001 par value per share, outstanding at the Effective Time of the Merger (except those held


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by Wismer-Martin shareholders who validly perfect dissenters' rights under the
WBCA) will be converted into the right to receive, unless PCN exercises the All Cash Option referred to below, (i) such number of shares of Common Stock of PCN ("PCN Common Stock"), $.01 par value per share, as determined in accordance with the terms of the Merger Agreement (the "Stock Consideration") (but with a cash payment, in lieu of any fractional share interest of PCN Common Stock that would otherwise have been received, as determined in accordance with the terms of the Merger Agreement) and/or (ii) such amount in cash as determined in accordance with the terms of the Merger Agreement (the "Cash Consideration"). Under the terms of the Merger Agreement, however, PCN also has an All Cash Option pursuant to which, in certain circumstances and at PCN's option, the consideration to be received by the holders of Wismer-Martin Common Stock will be, in lieu of the Stock Consideration and Cash Consideration referred to above, such amount entirely in cash as determined in accordance with the terms of the Merger Agreement. Pursuant to the terms of the Merger Agreement, each share of capital stock of Merger Sub outstanding at the Effective Time of the Merger will be converted into one share of Common Stock of the surviving corporation, par value $.001 per share.

     The terms of the Merger are more fully described in the Registration Statement on Form S-4 (the "Registration Statement") of PCN (containing the Proxy Statement and Prospectus of PCN and Wismer-Martin) relating to the Merger which is being filed with the Securities and Exchange Commission on or about the date hereof.

     In rendering this opinion, we have reviewed the following:

     (a) the Merger Agreement;

     (b) the Registration Statement;

     (c) Wismer-Martin's Articles of Incorporation;

     (d) Wismer-Martin's Bylaws;

     (e) the representation letters of (i) Wismer-Martin and Ronald L. Holden ("Holden") and (ii) Merger Sub and PCN; and

     (f) such other documents and information as we have deemed necessary for purposes of rendering this opinion.

     In rendering this opinion, we have assumed the following:

     (i) the genuineness of all signatures, the authenticity of all documents submitted to us as originals, and the conformity to authentic originals of all documents submitted to us as copies;


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     (ii) the requisite corporate power and authority of each party thereto to execute, deliver and perform the Merger Agreement and to consummate the transactions contemplated thereby;

     (iii) the due authorization, execution and delivery of the Merger Agreement by each party thereto and the due authorization by each party thereto of the transactions contemplated thereby;

     (iv) the Merger Agreement constitutes the legal, valid and binding obligation of, and is enforceable in accordance with its terms against, each party thereto; and

     (v) the Merger is effected in accordance with the terms of the Merger Agreement.

     In addition, we have relied, as to certain matters material to the opinions set forth below, solely upon (a) representations of Wismer-Martin, Holden, Merger Sub and PCN contained in the representation letters referred to above;
(b) representations and warranties of Wismer-Martin, Merger Sub and PCN contained in the Merger Agreement; and (c) the information contained in the Registration Statement. We have assumed that such representations, representations and warranties, and information are true, correct, and complete; and we have not made any independent review, investigation or verification thereof.

     Moreover, the opinions set forth below are further specifically limited to the following circumstances (the "Limited Circumstances"):

     (i) the All Cash Option is not exercised; and

     (ii)(a) the number of shares of Wismer-Martin Common Stock for which dissenters' rights are exercised, in the aggregate, do not exceed 2.5% of the Wismer-Martin Common Stock outstanding at the Effective Time of the Merger and
(b) the amount per share received by Wismer-Martin shareholders exercising their dissenters' rights does not exceed the value of the consideration that they would otherwise receive pursuant to the terms of the Merger Agreement.

     Based upon and subject to the foregoing qualifications (including without limitation the Limited Circumstances) and the additional qualifications set forth hereinafter, we are of the opinion that:

     1. The Merger will constitute a reorganization for federal income tax purposes as defined in Section 368(a) (specifically subsections (1)(A) and (2)(E) thereof) of the Internal Revenue Code of 1986, as amended (the "Code").


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     2. Wismer-Martin, Merger Sub and PCN will each be a party to the reorganization as defined by Section 368(b) of the Code.

     3. The following federal income tax consequences will result from the
Merger:

          a. None of Wismer-Martin, Merger Sub or PCN will recognize any gain or loss as a result of the Merger;

          b. Except for any Cash Consideration received and cash received in lieu of fractional share interests, a holder of shares of Wismer-Martin Common Stock who exchanges such shares for shares of PCN Common Stock will not recognize any gain or loss upon such exchange;

          c. A holder who receives Cash Consideration in the Merger will recognize gain equal to the lesser of (x) the excess (if any) of (1) the Market Price of the PCN Common Stock plus the amount of Cash Consideration received by such holder in the Merger, over (2) such holder's tax basis in the shares of the Wismer-Martin Common Stock tendered therefor, and (y) the amount of Cash Consideration received by the holder in the Merger. Such gain will be long-term capital gain provided that the holder has held the Wismer-Martin Common Stock as a capital asset as of the Effective Time and for more than one year. No loss shall be recognized by any holder as a result of such receipt of Cash Consideration in the Merger;

          d. The aggregate adjusted tax basis of the shares of PCN Common Stock received in such exchange will be equal to a holder's aggregate adjusted tax basis in the shares of Wismer- Martin Common Stock surrendered therefor (i) decreased by the amount of Cash Consideration received by such holder in the Merger and (ii) increased by the amount of gain recognized by such holder in the Merger;

          e. If the shares of Wismer-Martin Common Stock were held as a capital asset at the Effective Time, the holding period of the shares of PCN Common Stock received in the Merger will include the holding period of the shares of Wismer-Martin Common Stock exchanged therefor; and

          f. A holder of shares of Wismer-Martin Common Stock who receives cash in the Merger in lieu of a fractional share interest of PCN Common Stock will be treated as if such fractional share interest of PCN Common Stock was distributed to such holder and then redeemed by PCN for cash. The deemed redemption will be treated as a distribution in full payment in exchange for the fractional share interest of the PCN Common Stock deemed received by the holder under Section 302(a) of the Code. Accordingly, such


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holder will recognize a gain or loss equal to the difference between the amount of cash received and the portion of such holder's adjusted tax basis in the shares of Wismer-Martin Common Stock allocable to the fractional share interest of PCN Common Stock. The gain or loss will be long-term capital gain or loss provided that the shares of Wismer-Martin Common Stock deemed surrendered for such fractional share interest of PCN Common Stock were held as a capital asset at the Effective Time and for more than one year.

     This opinion letter is limited to the opinions specifically expressed herein, and no additional opinions are to be implied or inferred. Without limiting the generality of the foregoing, (i) the opinions expressed herein are limited to the federal income tax matters with respect to the parties specifically set forth above, and we express no opinion as to any other federal income tax matters, as to any other parties, or as to any State, local, foreign or other tax law matters, and (ii) the opinions expressed herein are specifically based upon, and/or specifically limited by or to, (a) the assumptions set forth herein, (b) the representations, representations and warranties, and information upon which we have relied, (c) the Limited Circumstances, and (d) the other qualifications set forth herein, and we express no opinion as to any circumstances other than the ones referred to in (a) through (d) immediately above.

     In addition, the opinions set forth above do not address any federal income tax matters applicable to the holders of Wismer-Martin Common Stock who exercise their dissenters' rights, entitling them to receive cash for their shares of Wismer-Martin Common Stock in lieu of the consideration that they would otherwise receive pursuant to the terms of the Merger Agreement.

     Moreover, the federal income tax matters set forth above are ones of general applicability only and may not necessarily apply to, or cover all possible relevant aspects of the federal income tax matters applicable to, particular holders of Wismer-Martin Common Stock in light of their personal circumstances, including without limitation their being in categories of shareholders who may be subject to special rules (such as Wismer-Martin shareholders who hold shares of Wismer-Martin Common Stock by virtue of being current or former employees of Wismer-Martin and/or holders of Wismer-Martin options, and dealers in securities).

     The opinions set forth above are based upon current law as contained in the Code, the regulations promulgated thereunder, the published administrative interpretations thereof, and the published court decisions as of this date.


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     The Internal Revenue Service has not promulgated regulations or published administrative interpretations with respect to various provisions of the Code relating to reorganizations. None of Wismer-Martin, Merger Sub or PCN have requested a ruling from the Internal Revenue Service in connection with the Merger. This opinion letter is neither binding upon the Internal Revenue Service nor would it preclude the Internal Revenue Service from adopting a contrary position. There is no assurance that the Internal Revenue Service will not successfully contest some or all of the conclusions contained in the opinions set forth above.

     This opinion letter is given as of the date hereof and imposes no obligation upon us to update this opinion letter. We specifically disclaim any undertaking or obligation to advise the addressees hereof or any other person of any facts or circumstances that may hereafter be brought to our attention or any change in laws that may hereafter occur which may alter or affect the opinions set forth above. We note, however, that the Merger Agreement contemplates that, as a condition to the consummation of the Merger, we render an additional opinion letter as of the Effective Time of the Merger to the same effect as this opinion letter. Our ability to render such an additional opinion letter assumes, among other things, that (i) no legislative, judicial or administrative changes or interpretations occur prior to the Effective Time that would affect our ability to render such additional opinion letter at that time and (ii) we receive from Wismer-Martin and Holden and from Merger Sub and PCN representation letters as of the Effective Time to the same effect as their representation letters delivered in connection with this opinion letter.

     This opinion letter is for the information of Wismer-Martin and the shareholders of Wismer-Martin solely in connection with the Merger. This opinion letter may not be (a) relied upon by such addressees for any other purpose, (b) relied upon by any other person, or (c) filed with any governmental authority or agency or otherwise divulged or delivered to any other person without our prior express written consent. Notwithstanding the foregoing, we hereby consent to the filing of this opinion letter as an Exhibit to the Registration Statement and to the references to our firm in the section of the Registration Statement entitled "Certain Federal Income Tax Consequences of the Merger". In giving this consent, we do not admit that we are in the category of persons whose consent is required by Section 7 of the Securities Act of 1933, as amended, or the regulations promulgated thereunder.


                                      Very truly yours,

                                      PAINE, HAMBLEN, COFFIN, BROOKE
                                               & MILLER LLP

                                      By:  /s/ Lawrence R. Small